U.S. Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted pursuant to Rule 14a-6(g)

1. Name of the Registrant:

Piedmont Office Realty Trust, Inc.

2. Name of person relying on exemption:

Lex-Win Acquisition LLC

3. Address of person relying on exemption:

Two Jericho Plaza

Wing A, Suite 111

Jericho, New York 11753

4. Written materials. Attach written materials required to be submitted pursuant to Rule 14a-6(g)(1):

The attached document was issued on or about October 23, 2007.

ATTN: FELLOW STOCKHOLDERS

Two easy ways to vote AGAINST management's proposals

Vote by Telephone

It's fast, convenient and your vote is immediately confirmed and posted.

Call Toll-Free 1-866-754-3312

AND

Follow these 3 easy steps:

1. Use any touch-tone telephone.
2. Have your control number available, located on the top portion of your proxy card.
3. Follow the simple recorded instructions.

Make Your Vote Count!

Vote by Internet

It's fast, convenient and your vote is immediately confirmed and posted.

WWW.PROXYPUSH.COM/PIEDMONTREIT

AND

Follow these 3 easy steps:

1. Go to the Web site address shown above.
2. Have your control number available, located on the top portion of your proxy card.
3. Follow the simple instructions that appear on your computer screen.

Make Your Vote Count!

DON'T LET MANAGEMENT HOLD YOUR SHARES HOSTAGE!